Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our condensed unaudited interim condensed consolidated financial statements and related notes included in Exhibit 99.1. This discussion and other parts of this report contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Report and our annual report on Form 20-F for the fiscal year ended December 31, 2023 under Forward-Looking Statements and Item Item 3.D. Risk Factors, filed with the SEC on April 2, 2024.

A.	Operating Results

Overview

We are a leading holographic digitalization technology service provider in China. We are committed to providing first-class holographic technology services to our customers worldwide. Our holographic technology services include high-precision holographic light detection and ranging (“LiDAR”) solutions, based on holographic technology, exclusive holographic LiDAR point cloud algorithms architecture design, breakthrough technical holographic imaging solutions, holographic LiDAR sensor chip design and holographic vehicle intelligent vision technology to service customers that provide reliable holographic advanced driver assistance systems (“ADAS”). We also provide holographic digital twin technology services for customers and has built a proprietary holographic digital twin technology resource library. Our holographic digital twin technology resource library captures shapes and objects in 3D holographic form by utilizing a combination of Our holographic digital twin software, digital content, spatial data-driven data science, holographic digital cloud algorithm, and holographic 3D capture technology. Our holographic digital twin technology and resource library has the potential to become the new norm for the digital twin augmented physical world in the near future. We are also a distributer of holographic hardware and generates revenue through resale.

Business Combination

Golden Path Acquisition Corporation (“Golden Path”) was a former blank check company incorporated in Cayman Island on May 9, 2018. Golden Path was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

MicroCloud Hologram Inc. (formerly known as Golden Path Acquisition Corporation), a Cayman Islands exempted company, entered into the Merger Agreement dated September 10, 2021 (as amended on August 5, 2022 and August 10, 2022), by and among Golden Path, Golden Path Merger Sub, a Cayman Islands exempted company incorporated for the purpose of effectuating the business combination, and MC, a Cayman Islands exempted company.

Pursuant to the Merger Agreement, MC would merge with the Golden Path Merger Sub and survive the merger and continue as the surviving company and a wholly owned subsidiary of Golden Path and continue its business operations (the “Merger”, and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”).

On September 8, 2022, Golden Path held an Extraordinary General Meeting (the “Extraordinary General Meeting”) to approve the Merger and the transactions contemplated by the Merger Agreement.

On September 16, 2022, in accordance with the Merger Agreement, the closing of the Business Combination (the “Closing”) occurred, pursuant to which Golden Path issued 44,554,455 ordinary shares to MC shareholders. As a result of the consummation of the Business Combination, MC became a wholly owned subsidiary of Golden Path which changed its name to MicroCloud Hologram Inc.

Following the Closing, on September 19, 2022, the ordinary shares and public warrants outstanding upon the Closing began trading on the NASDAQ under the symbols “HOLO” and “HOLOW,” respectively.

Results of Operations - Six months ended June 30, 2024 Compared to Six months ended June 30, 2023

Revenues

Our breakdown of revenues by business segment for the six months ended June 30, 2024 and 2023, respectively, is summarized below:

	For the Six Months Ended June 30,
	2023	2024	2024	Variance
	RMB	RMB	USD	%
Revenues
Products	20,639,028	7,570,587	1,065,500	(63.3)
Services	77,275,797	121,097,052	17,043,440	56.7
Total/Overall	97,914,825	128,667,639	18,108,940	31.4

Our total operating revenues increased by approximately 31.4% from RMB 97.9 million for the six months ended June 30, 2023 to RMB 128.7 million (USD 18.1 million) for the six months ended June 30, 2024. This is due to the business combination of BeiJing Ji Yue and Yichang Ji Yue, and the increase in customer demand in the first half year in 2024.

Products revenues decreased by approximately 63.3% from RMB 20.6 million for the six months ended June 30, 2023 to RMB 7.6 million (USD 1.1 million) for the six months ended June 30, 2024, mainly due to reduced demand for holographic solutions from our customers.

The services revenues increased by approximately 56.7% from RMB 77.3 million for the six months ended June 30, 2023 to RMB 121.1 million (USD 17.0 million) for the six months ended June 30, 2024, mainly due to the business combination of BeiJing Ji Yue and Yichang Ji Yue. Besides, the increase in customer demand, leading to our higher holographic advertisements service revenues.

Cost of Revenues

Our breakdown of cost of revenues by business segment for the six months ended June 30, 2024 and 2023, respectively, is summarized below:

	For the Six Months Ended June 30,
	2023	2024	2024	Variance
	RMB	RMB	USD	%
Cost of revenues
Products	13,844,925	2,114,283	297,568	(84.7)
Services	34,109,784	103,120,894	14,513,440	202.3
Total/Overall	47,954,709	105,235,177	14,811,008	119.5

Our total cost of revenues increased by approximately RMB 57.3 million, or 119.5%, from approximately RMB 48 million for the six months ended June 30, 2023 to approximately RMB 105.2 million (USD 14.8 million) for the six months ended June 30, 2024.

Our cost of revenues for products decreased by approximately RMB 11.7 million, or 84.7%, from approximately RMB 13.8 million for the six months ended June 30, 2023 to approximately RMB 2.1 million (USD 0.3 million) for the six months ended June 30, 2024, mainly due to reduced demand from our customers, leading to our product sales decreased.

Our cost of revenues for services increased by approximately RMB 69 million, or 202.3%, from approximately RMB 34.1 million for the six months ended June 30, 2023 to RMB 103.1 million (USD 14.5 million) for the six months ended June 30, 2024, mainly due to the business combination of BeiJing Ji Yue and Yichang Ji Yue, leading to our higher holographic advertisements service activities.

Gross Profit

	For the Six Months Ended June 30,
	2023	2024	2024	Variance
	RMB	RMB	USD	RMB
Products
Gross profit	6,794,103	5,456,304	767,931	(1,337,799)
Gross margin (%)	32.9	72.1	72.1	(19.7)
Services
Gross profit	43,166,013	17,976,158	2,530,000	(25,189,855)
Gross margin (%)	55.9	14.8	14.8	(58.4)
Total/Overall
Gross profit	49,960,116	23,432,462	3,297,931	(26,527,654)
Gross margin (%)	51.0	18.2	18.2	(53.1)

Our gross profit decreased by approximately RMB 26.5 million, from approximately RMB 50.0 million for the six months ended June 30, 2023 to approximately RMB 23.4 million (USD 3.3 million) for the six months ended June 30, 2024. For the six months ended June 30, 2023 and 2024, our overall gross margin was 51.0% and 18.2%, respectively. The products’ gross margin increased from 32.9% to 72.1% for the six months ended June 30, 2023 and 2024, respectively, due to the products innovation, which made the cost down. The services’ margin decreased from 55.9% to 14.8% for the six months ended June 30, 2023 and 2024, respectively, due to the increasing market competition.

Operating Expenses

For the six months ended June 30, 2024, we incurred approximately RMB 157.5 million (USD 22.2 million) in operating expenses, representing a increase of approximately RMB 75.6 million, or 92.4%, from approximately RMB 81.9 million for the six months ended June 30, 2023 as a result of the increase in revenues.

Selling expenses decreased by approximately RMB 3.6 million, or 75.5%, from approximately RMB 4.8 million for the six months ended June 30, 2023 to approximately RMB 1.2 million (USD 0.2 million) for the six months ended June 30, 2024. This decrease was primarily due to the decrease of sales and marketing activities for our business development.

General and administrative expenses increased by approximately RMB 2.9 million, or 24.4%, from RMB 11.9 million for the six months ended June 30, 2023 to approximately RMB 14.9 million (USD 2.1 million) for the six months ended June 30, 2024. This increase was primarily due to the increase of administrative costs.

Research and development expenses increased by approximately RMB 91.5 million, or 185%, from approximately RMB 49.5 million for the six months ended June 30, 2023 to approximately RMB 141.0 million (USD 19.8 million) for the six months ended June 30, 2024. The increase was primarily due to that the volume of research and development activities has increased.

Other income, net

Total net other income was approximately RMB 1.9 million for the six months ended June 30, 2023 compared to other income, net of approximately RMB 14.9 million (USD 2.1 million) for the six months ended June 30, 2024.

Financial Income, net. We had net financial income of approximately RMB 1.8 million and RMB 5.3 million (USD 0.8 million) which consisted primarily of bank charges and interest income for the six months ended June 30, 2023 and 2024, respectively. The increase was due to an increase in bank term deposits for the six months ended June 30, 2024.

Other income, net. We had net other income of approximately RMB 0.1 million and RMB 9.5 million (USD 1.3 million) for the six months ended June 30, 2023 and 2024, respectively. Other income was mainly attributable to investment income of RMB 2.7 million from its short-term investments and subsidiary cancellation increased investment income by RMB 5.9 million.

Income tax credit /(expense)

Our income tax credit amounted to approximately RMB 1.0 million for the six months ended June 30, 2023. Our income tax expense amounted to approximately RMB 2.5 million (USD 0.4 million) for the six months ended June 30, 2024, and the decrease was mainly due to the fact that deferred tax assets decreased by approximately RMB 2.9 million.

Net loss

As a result of the combination of factors discussed above, our net loss increased from approximately RMB 29.0 million for the six months ended June 30, 2023 to approximately RMB 121.7 million (USD 17.1 million) for the six months ended June 30, 2024.

Net loss attributable to MicroCloud Hologram Inc.

After deducting non-controlling interests, net loss attributable to holding company increased from approximately RMB 28.7 million for the six months ended June 30, 2023 to net loss of approximately RMB 120.7 million (USD 17.0 million) for the six months ended June 30, 2024.

Basic and diluted earnings per share

Basic and diluted loss per share was RMB 14.28 for the six months ended June 30, 2023, compared to basic and diluted loss per share of RMB 4.14 (USD 0.58) for the six months ended June 30, 2024. There was no dilution effect of unvested stock compensation due to net loss.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2024, we had cash of RMB 630.1 million (USD 88.4 million). Our working capital was approximately RMB 717.7 million (USD 100.7 million) as of June 30, 2024. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financings.

Following the approval of the Business Combination, on September 16, 2022, we received net cash proceeds of USD 33.2 million from the closing of the Business Combination, net of certain transaction costs.

We are subject to risks and uncertainties frequently encountered by early-stage companies including, but not limited to, the uncertainty of successfully developing products, securing certain contracts, building a customer base, successfully executing business and marketing strategies, and hiring appropriate personnel.

To date, we have been funded primarily by cash flow generated from operations, interest-free advances by from MC shareholders prior to the closing of the Business Combination, and the net proceeds we received through the Business Combination. Failure to generate sufficient revenues, achieve planned gross margins and operating profitability, control operating costs, or secure additional funding may require us to modify, delay, or abandon some of our planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on our business, operating results, financial condition, and ability to achieve our intended business objectives.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Six Month Ended June 30
	2023	2024	2024
	RMB	RMB	USD
Net cash used in operating activities	(16,315,431)	(122,732,150)	(17,261,110)
Net cash used in investing activities	(945,488)	(106,985,195)	(15,011,679)
Net cash (used in) provided by financing activities	(674,259)	733,648,401	102,942,127
Effect of exchange rate on cash and cash equivalents	3,088,321	98,775	(56,291)
Change in cash and cash equivalents	(14,846,857)	504,029,831	70,613,047
Cash and cash equivalents, beginning of period	151,119,985	126,037,538	17,795,126
Cash and cash equivalents, end of period	136,273,128	630,067,369	88,408,173

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2024 was primarily attributable to net loss of approximately RMB 121.7 million (USD 17.1 million) adjusted by various non-cash items such as depreciation and amortization expenses, bad debt allowance of approximately RMB 2.7 million (USD 0.4 million) resulting in cash outflow of approximately RMB 119.0 million (USD 16.8 million) from net loss. Cash outflow was also attributable to the increase in accounts receivable of approximately RMB 13.7 million (USD 1.9 million) and the decrease in contract liabilities of approximately RMB 1.7 million (USD 0.2 million). Cash outflow was offset by inflow of approximately 6.6 million (USD 0.9 million) in accounts payable and prepayment of approximately RMB 3.9 million (USD 0.6 million) for professional services.

Net cash used in operating activities for the six months ended June 30, 2023 was primarily attributable to net loss of approximately RMB 29.0 million adjusted by various non-cash items such as depreciation and amortization expenses, bad debt allowance of approximately RMB 19.1 million resulting in cash outflow of approximately RMB 9.9 million from net loss. Cash outflow was also attributable to the increase in accounts receivable of approximately RMB 0.7 million and prepayment of approximately RMB 4.1 million for professional services. Cash outflow was offset by inflow of approximately 1.8 million in accounts payable.

Investing Activities

Net cash used in investing activities was RMB 107.0 million (USD 15.0 million) for the six months ended June 30, 2024, primarily due to purchasing approximately RMB 107.0 million (USD 15.0 million) of wealth management product.

Net cash used in investing activities was RMB 0.9 million for the six months ended June 30, 2023, primarily due to the investments in unconsolidated entities of RMB 0.6 million and purchased approximately RMB 0.3 million of property and equipment for our operations.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2024 was RMB 733.6 million (USD 102.9 million), primarily due to the cash received from convertible promissory note of RMB 733.8 million (USD 103.0 million).

Net cash used in financing activities for the six months ended June 30, 2023 was RMB 0.7 million, primarily due to the repayments of third party loan of RMB 0.4 million and due to the repayments to related party of RMB 0.4 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Safe Harbor Statement

This report contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.